May 23, 1997

To the Holders of Redeemable Common Stock
Purchase Warrants, CUSIP 88076P 11 6 (the "Warrants"):

                NOTICE OF REDEMPTION--ADJUSTMENT IN WARRANT TERMS


     Tera Computer Company (the "Company"), with the consent of H.J. Meyers & Co., Inc., has called for the redemption of all of the outstanding Redeemable Common Stock Purchase Warrants. The redemption date has been set for June 25, 1997, unless extended by the Company (the "Redemption Date"). If your Warrants are not exercised before 5:00 p.m., Eastern Daylight Time, on June 24, 1997, which is one business day before the Redemption Date, they will expire and the Company will pay you a Redemption Price of $.05 per Warrant.

     To make the exercise of the Warrants more attractive, the Company has adjusted the terms of the Warrants so that the purchase price for each share of Common Stock is $4.00 and the Company will issue 1.25 shares of Common Stock for each Warrant exercised, for a total exercise price of $5.00 per Warrant (the "Exercise Offer"). For example, if you own 100 Warrants, you will receive a total of 125 shares of Common Stock at $4.00 per share, or $500 in total. (Before this adjustment, Warrant holders who would have exercised 100 Warrants would have received 125 shares of Common Stock for a total of $720, less cash for any fractional shares.)

     To the extent that Warrants are exercised, the Company will benefit from the receipt of additional working capital and an increase in the number of shares available for trading. In addition, exercises and the redemption of Warrants will simplify the Company's capital structure, enhancing the Company's ability to finance future operations, and any redemptions will result in less potential dilution to existing shareholders.

     If you wish to exercise any or all of your Warrants, please complete the enclosed Letter of Transmittal and send the Warrant Certificate and Letter of Transmittal to the Warrant Agent with payment of the total exercise price in cash or by certified check or bank draft made payable to "ChaseMellon Shareholder Services, L.L.C.," the Warrant Agent, in accordance with the Instructions on the reverse side of the Letter of Transmittal. This offer will expire at 5:00 pm, Eastern Daylight Time, on June 24, 1997 (the "Expiration Date"), unless the Company chooses to further extend it. For Warrant exercises to be effective, the Letter of Transmittal, the Warranty Certificate and the exercise price must be received by the Warrant Agent prior to such date and time. You may also use the Letter of Transmittal to redeem your Warrants, in whole or in part.
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     If you exercise your Warrants, you may revoke your exercise by notifying the Warrant Agent in writing before the Expiration Date. Because the Securities and Exchange Commission has determined that the adjustment of the Warrants is subject to certain rules governing issuer tender offers, the Company is unable to issue the certificates for Common Stock into which the Warrants are exercisable until after the Expiration Date.

     On the Expiration Date, the Company will irrevocably deposit with the Warrant Agent a sufficient amount to pay the redemption price of $.05 per Warrant for all Warrants called for redemption and not previously exercised.

     The Company may withdraw its offer to redeem the Warrants and/or the modified Warrant offer at any time before the Expiration Date.

     Warrant exercises will be accepted only from Warrant holders who reside in states where there is an effective registration or qualification of the shares of Common Stock issuable upon exercise of the Warrants or there is no exemption for such issuance. We will attempt to so register or qualify the issuance of shares wherever required, but if we are unable to do so this offer is void where prohibited.

     The Warrant Agent is ChaseMellon Shareholder Services, L.L.C. Its address for delivery by U.S. mail is Attn: Reorganization Department, P.O. Box 3300, South Hackensack, NJ 07606, and its address for delivery by overnight courier is
Attn: Reorganization Department, 85 Challenger Road, Ridgefield Park, NJ 07660. Its telephone number is 800- 777-3674.

     Further details of the Exercise Offer, the redemption of the Warrants, and the Company's Common Stock are given in the enclosed Prospectus, dated December 19, 1996; the Supplement thereto, dated May 23, 1997; the Letter of Transmittal and related Instructions; and the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997. Please read these materials carefully. You should have previously received the Company's Annual Report on Form 10-KSB, the Annual Report to Shareholders and the Company's Proxy Statement for our Annual Meeting held on May 7, 1997. If you would like additional copies of any or all of these documents or any of the Company's filings with the Securities and Exchange Commission, please let us know immediately.

     We have also enclosed a copy of a Certificate of Purchase Price Adjustment which explains the most recent adjustment to the Purchase Price of the Warrants. These adjustments are superseded by the Exercise Offer but we are still obligated to send the Certificate to you. If for any reason the Exercise Offer and redemption are withdrawn, then the purchase prices shown on the Certificate would again be applicable.

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     Of course, you may sell your Warrants in the market. If you do so, you must deliver the Prospectus, the Supplement and this letter and enclosures, along with your Warrant certificate(s), to your broker.

     You may also wish to consult your own broker, or investment or other professional advisor, before deciding whether to exercise, redeem or sell your Warrants. If you have questions regarding these matters, please call us at (206) 325-0800.

                                       Very truly yours,

                                       TERA COMPUTER COMPANY


                                       James E. Rottsolk, President

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